UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ADAMS NATURAL RESOURCES FUND, INC.

(Name of Subject Company)

ADAMS NATURAL RESOURCES FUND, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00548F105

(CUSIP Number of Class of Securities)

500 East Pratt Street, Suite 1300

Baltimore, Maryland 21202

(410) 752-5900

(Address, including Zip Code, and Telephone Number, including Area Code, of

Registrant’s Principal Executive Offices)

Janis F. Kerns

General Counsel, Corporate Secretary and Chief Compliance Officer
Adams Natural Resources Fund, Inc.
500 East Pratt Street, Suite 1300
Baltimore, Maryland 21202

(410) 752-5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

COPY TO:

Michael D. Mabry

Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, Pennsylvania 19103

(215) 564-8000

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a Tender Offer.

Introduction

This Amendment No. 2 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Adams Natural Resources Fund, Inc., a Maryland corporation (the “Company”), on May 26, 2020, and amended on June 9, 2020. This Amendment relates to the tender offer by Ancora Advisors, LLC and Bulldog Investors, LLC (together, “The Bulldog-Ancora Group”), as described in the Schedule TO filed on May 15, 2020, as amended June 4, 2020, June 15, 2020, and June 16, 2020 (together, the “Bulldog-Ancora Schedule TO”), to purchase up to $70,000,000 of the Shares, for cash at a price per Share of 88% of NAV per Share, based on the NAV per Share at the close of the regular trading session of the NYSE, on June 26, 2020, net to the seller in cash, without interest upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 15, 2020, and in the related Letter of Transmittal. The tender offer relates to outstanding Common Stock, par value $0.001 per share, of Adams Natural Resources Fund, Inc.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 2. Identity and Background of Filing Person.

Item 2 is hereby amended to reflect changes to the recommendation (the “Recommendation”) of the Board of Directors (“Board”) of the Fund in connection with the new terms of the Bulldog Offer to Purchase as defined in Amendment No. 2 to the Bulldog Schedule TO dated June 15, 2020, and Amendment No. 3 to the Bulldog Schedule TO dated June 16, 2020 (collectively, the “Amended Bulldog Offer”) to (1) set a fixed price equal to 88% of NAV per Share at the close of the regular trading session of the New York Stock Exchange on June 26, 2020; (2) remove the $50 processing fee; (3) extend the Offer and withdrawal rights to expire at Midnight (one minute after 11:59 p.m.), New York City Time, on June 26, 2020, unless the Offer is extended; and (4) remove the condition that at least 4,481,187 Shares, representing 15% of Shares outstanding, be validly tendered and not withdrawn.

Item 4. The Solicitation or Recommendation.

a.          Solicitation or recommendation. Item 4a is hereby amended as set forth in the Recommendation included in Exhibit (a)(3) hereto. The Board considered and discussed the Amended Bulldog-Ancora Offer on June 16, 2020. After careful consideration of the Fund’s potential responses, the Board determined that the Amended Bulldog-Ancora Offer was not in the best interests of shareholders and unanimously determined to recommend that the Fund’s shareholders reject the Bulldog-Ancora Offer and not tender their shares to the Bulldog-Ancora Group.

b.         Reasons. The Board’s reasons for its conclusion and recommendation described above are set forth in its Recommendation included in Exhibit (a)(3) hereto. The discussion in the Recommendation of the information and factors considered by the Board is not meant to be exhaustive, but includes material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed in its Recommendation included in Exhibit (a)(3) hereto in light of its knowledge of the business, financial condition, and prospects of the Fund. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the particular factors. The Board’s Recommendations were made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

c.         Intent to tender. To the best knowledge of the Fund, none of its Directors, executive officers, affiliates, or subsidiaries currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Offer.

Item 8. Additional Information

Item 8, “Additional Information” is hereby amended and superseded by the following:

The Statement is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund. On June 16, 2020, the Fund issued a press release containing the Recommendation attached as Exhibit (a)(3) hereto relating to the Offer. The materials have also been filed with the SEC and can be found on the SEC’s website (http://www.sec.gov).

Item 9. Exhibits

Item 9, “Exhibits” is hereby amended and superseded by the following:

Exhibit No.	Description
(a)(1)	Press Release issued by the Fund on May 22, 2020.*
(a)(2)	Transcript related to the Offer from the Conference Call held on June 8, 2020.*
(a)(3)	Press Release issued by the Fund on June 16, 2020, filed herewith.

*        Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADAMS NATURAL RESOURCES FUND, INC.

By:	/s/ Janis F. Kerns
Name:	Janis F. Kerns
Title:	General Counsel, Corporate Secretary and Chief Compliance Officer

Dated: June 16, 2020